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                                                                     EXHIBIT 2.1

                      BILL OF SALE AND ACCEPTANCE AGREEMENT

This Bill of Sale and Acceptance Agreement ("Bill of Sale") is dated the 5th day of March, 1999.

                                     PARTIES

The parties to this Bill of Sale are Escalon Medical Corp., Inc. ("Seller"), a corporation organized and existing under the laws of the State of California, and Alcon Laboratories, Inc. ("Buyer"), a corporation organized and existing under the laws of the State of Delaware. Seller does hereby bargain, sell, grant, convey, transfer and assign unto Buyer all of Seller's right, title and interest in and to the assets as described herein.

                                    RECITALS

WHEREAS, pursuant to a Distribution and License Agreement, dated 8/31/1995, ("License Agreement") between Escalon Ophthalmics, Inc., Seller's predecessor, and The Purdue Frederick Company ("Purdue Frederick"), Seller has the exclusive right to distribution of 5% Betadine Sterile Ophthalmic Solution ("5% Betadine"); and

WHEREAS, Seller has agreed to transfer and convey to Buyer all of Seller's Inventory of 5% Betadine as identified on Schedule A for a purchase price equal to Nine Hundred Fifty-Nine Thousand Eight Hundred Thirty-Five and 00/100 Dollars ($959,835.00); and

WHEREAS, Seller is executing and delivering this Bill of Sale to Buyer for the purpose of assigning, transferring, selling, conveying, and vesting in Buyer, all of Seller's right, title, and interest in the Inventory and in order that Buyer shall be in possession of an instrument evidencing Seller's transfer of the Inventory; and

WHEREAS, Buyer is executing and delivering this Bill of Sale to Seller for the purpose of assuming all of Seller's right, title and interest in the Inventory in order that Seller is in possession of an instrument evidencing Buyer's acceptance of the Inventory;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants herein, and intending to be legally bound, the parties do hereby agree as follows:


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                                    AGREEMENT

1. Sale. Seller, by these presents and upon the terms and conditions set forth herein, hereby sells, grants conveys, assigns, transfers, and sets over to and vest in Buyer, its successors and assigns, all of Seller's right, title and interest legal and equitable, in and to all of the Inventory. Seller further agrees to transfer to Buyer all open and future purchase orders Seller has or will have with third party purchasers of the Inventory.

2. Purchase Price. The purchase price for the Inventory shall be Nine Hundred Fifty-Nine Thousand Eight Hundred Thirty-Five and 00/100 Dollars ($959,835.00).

3. Acceptance. Buyer hereby accepts Seller's transfer of, as well as all of Seller's right, title and interest in the Inventory. Seller authorizes Buyer to use the current NDC (No. 00340410-20) for all Inventory purchased pursuant to this Agreement.

4. Benefit. Nothing in this instrument, expressed or implied, is intended or shall be construed to confer upon or give to any person, corporation, or entity, other than Seller and Buyer and its respective successors and assigns, any remedy or claim under or by reason of this instrument or any term, covenant, or condition hereof, and all of the terms, covenants, conditions, promises and agreements contained in this Bill of Sale shall be for the sole and exclusive benefit of Seller and Buyer and their respective successors and assigns.

5. Inventory. Inventory shall consist of 50 ml Betadine 5% Sterile Ophthalmic Prep Solution in finished goods form. Buyer shall purchase all Seller's Inventory wherever located, but including the public warehouse facility Livingston Heathcare Services, Inc., at 220 Lake Drive, Newark, DE 19702. The purchase price for the Inventory shall be Nine Hundred Fifty-Nine Thousand Eight Hundred Thirty-Five and 00/100 Dollars ($959,835.00) and shall be paid upon confirmation of Inventory quantities by Buyer and from the report of Livingston Heathcare Services, Inc. as of the closing of the transaction contemplated by this Bill of Sale.

6. Warranties and Representations. Seller hereby warrants and represents to Buyer that the Inventory is (i) delivered free and clear from any security interest or other liens, encumbrances, equities or claims, (ii) good and salable with at least 24 months dating, and (iii) free from defects. Seller further warrants and represents that it has operated in the normal course of business over the preceding six (6) months, and that all returns, credits, allowances, rebates, discounts, charge backs, or any other credits due a customer of Seller relating to a sale of product prior to the date hereof will be Seller's obligation.



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7. Indemnification. Seller will indemnify and hold Buyer harmless from and against any and all liability, damage, loss, cost, or expense, including attorney's fees and expenses, resulting from any third party claims made or suits brought against Buyer which arise from the products sold to Buyer pursuant to this Bill of Sale or Seller's breach of any warranty set forth herein.

8. Insurance. Seller shall maintain at its expense product liability insurance with limits of liability of $1 million per occurrence for a period of four years from the date of this Bill of Sale. The certificate should name Buyer as an additional insured and Seller agrees to furnish Buyer certificates of insurance showing compliance with the foregoing requirements.

9. Termination of License Agreement. This Bill of Sale is subject to and contingent upon the termination of Seller's License Agreement with Purdue Frederick; Seller agrees to provide Buyer with documentation evidencing the termination of the License Agreement on or before this Bill of Sale is executed by Buyer.

10. Closing. Closing of the transaction contemplated by this Bill of Sale shall be March 4, 1999.

IN WITNESS WHEREOF, the parties duly execute this Bill of Sale on the date first herein above written.

Attested:                           ESCALON MEDICAL CORP., INC.

/s/ Richard J. DePiano, Jr.         By:   /s/ Richard J. DePiano
Assistant Secretary                    -------------------------
                                          Richard J. DePiano
                                          CEO & Chairman

Attested:                           ALCON LABORATORIES, INC.

                                    By:
                                       -------------------------
                                          Name:
                                          Title:


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                                   SCHEDULE A

                                    INVENTORY

                           168,216 BOTTLES @ $5.705967







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